UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2019

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Issue of Debt 01 October 2019	Announcement Total Voting Rights 01 October 2019
Announcement Transaction in Own Shares 01 October 2019	Announcement Director Declaration 02 October 2019
Announcement Transaction in Own Shares 02 October 2019	Announcement Transaction in Own Shares 03 October 2019
Announcement Director/PDMR Shareholding 07 October 2019	Announcement Transaction in Own Shares 07 October 2019
Announcement Transaction in Own Shares 08 October 2019	Announcement Director/PDMR Shareholding 09 October 2019
Announcement Transaction in Own Shares 09 October 2019	Announcement Director/PDMR Shareholding 10 October 2019
Announcement Director/PDMR Shareholding 10 October 2019	Announcement Transaction in Own Shares 10 October 2019
Announcement Transaction in Own Shares 11 October 2019	Announcement Transaction in Own Shares 14 October 2019
Announcement Transaction in Own Shares 15 October 2019	Announcement Transaction in Own Shares 16 October 2019
Announcement Transaction in Own Shares 17 October 2019	Announcement Transaction in Own Shares 18 October 2019
Announcement Transaction in Own Shares 21 October 2019	Announcement Transaction in Own Shares 22 October 2019
Announcement Transaction in Own Shares 23 October 2019	Announcement Transaction in Own Shares 24 October 2019
Announcement Transaction in Own Shares 25 October 2019	Announcement Transaction in Own Shares 28 October 2019

Diageo PLC – Issue of Debt
Dated 01 October 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Capital plc
LEI: 213800L23DJLALFC4O95

1 October 2019

Diageo launches and prices two-tranche $1,600 million fixed rate USD denominated bonds

Diageo, a global leader in beverage alcohol, yesterday launched and priced a $1,600 million SEC-registered bond offering, consisting of $1,000 million 2.375% fixed rate notes due 2029; and $600 million 2.125% fixed rate notes due 2024.

The issuer of the bonds is Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc. Proceeds from this issuance will be used for general corporate purposes. The bond offering is scheduled to settle on 3 October 2019.

Citigroup, Deutsche Bank, HSBC, Morgan Stanley and Nomura acted as joint active book-running managers on this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc and Diageo Investment Corporation.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. at +1-800-831-9146; Deutsche Bank Securities Inc. at +1-800-503-4611; HSBC Securities (USA) Inc. at +1-866-811-8049; Morgan Stanley & Co. LLC at +1-866-718-1649; or Nomura Securities International Inc. at +1-800-638-2268.

For further information please contact:

Investor Relations: Andrew Ryan              +44 (0) 20 8978 6504
                                                                    investor.relations@diageo.com

Media Relations: Greg Dawson                 +44 (0)7568 131 101
                                                                    press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Diageo PLC – Total Voting Rights
Dated 01 October 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2019 consisted of 2,586,516,875 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 226,081,450 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,360,435,425 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 October 2019

Diageo PLC – Transaction in Own Shares
Dated 01 October 2019

Diageo plc
Transaction in Own Shares
1 October 2019

Diageo plc ('Diageo') announces today that it has purchased 663,273 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 October 2019	663,273	3,331.50	3,292.00	3,312.01	LSE
01 October 2019	0	0.00	0.00	0.00	CHIX
01 October 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4108O_1-2019-10-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director Declaration
Dated 02 October 2019

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Lord Davies of Abersoch, Senior Independent Director, has been appointed as a non-executive director and chairman-designate of Intermediate Capital Group plc to take effect once regulatory approval is obtained.

James Edmunds
Deputy Company Secretary

2 October 2019

Diageo PLC – Transaction in Own Shares
Dated 02 October 2019

Diageo plc
Transaction in Own Shares
2 October 2019

Diageo plc ('Diageo') announces today that it has purchased 1,003,724 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 October 2019	624,458	3,320.50	3,216.00	3,243.37	LSE
02 October 2019	188,884	3,280.00	3,216.50	3,240.50	CHIX
02 October 2019	190,382	3,289.50	3,216.50	3,242.96	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5789O_1-2019-10-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 October 2019

Diageo plc
Transaction in Own Shares
3 October 2019

Diageo plc ('Diageo') announces today that it has purchased 51,991 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 October 2019	51,991	3,255.00	3,240.00	3,250.72	LSE
03 October 2019	0	0.00	0.00	0.00	CHIX
03 October 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7332O_1-2019-10-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 07 October 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 October 2019, the following PDMRs, as participants in the Diageo Dividend Reinvestment Plan, received Ordinary Shares in respect of the final dividend paid on 3 October 2019.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

7 October 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 3 October 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.70	123
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 3 October 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.70	611
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 3 October 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.70	7
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 3 October 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.70	1,040
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 3 October 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.70	471
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 07 October 2019

Diageo plc
Transaction in Own Shares
7 October 2019

Diageo plc ('Diageo') announces today that it has purchased 374,780 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 October 2019	250,352	3,337.50	3,304.00	3,320.37	LSE
07 October 2019	56,860	3,325.00	3,305.00	3,315.21	CHIX
07 October 2019	67,568	3,334.50	3,303.50	3,317.32	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0485P_1-2019-10-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 October 2019

Diageo plc
Transaction in Own Shares
8 October 2019

Diageo plc ('Diageo') announces today that it has purchased 476,092 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 October 2019	476,092	3,357.00	3,321.50	3,334.89	LSE
08 October 2019	0	0.00	0.00	0.00	CHIX
08 October 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1983P_1-2019-10-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 09 October 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 October 2019, Alan Stewart, purchased Ordinary Shares by way of participation in a dividend reinvestment plan in respect of the final dividend paid on 3 October 2019.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

9 October 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares purchased in respect of the final dividend paid on 3 October 2019 under a dividend reinvestment plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.59	85
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-03
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 09 October 2019

Diageo plc
Transaction in Own Shares
9 October 2019

Diageo plc ('Diageo') announces today that it has purchased 273,251 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 October 2019	257,814	3,361.50	3,321.00	3,345.33	LSE
09 October 2019	7,184	3,325.00	3,323.00	3,324.70	CHIX
09 October 2019	8,253	3,335.00	3,323.00	3,330.67	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3572P_1-2019-10-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2019

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.21	249
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2019

 Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 October 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 October 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£33.24	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2019-10-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 10 October 2019

Diageo plc
Transaction in Own Shares
10 October 2019

Diageo plc ('Diageo') announces today that it has purchased 492,197 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 October 2019	409,449	3,354.50	3,317.00	3,331.94	LSE
10 October 2019	46,249	3,344.50	3,317.00	3,329.61	CHIX
10 October 2019	36,499	3,338.00	3,318.50	3,326.28	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5399P_1-2019-10-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 October 2019

Diageo plc
Transaction in Own Shares
11 October 2019

Diageo plc ('Diageo') announces today that it has purchased 1,423,369 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 October 2019	931,425	3,274.00	3,191.50	3,224.10	LSE
11 October 2019	180,230	3,272.50	3,192.50	3,221.63	CHIX
11 October 2019	311,714	3,270.00	3,190.50	3,217.46	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6875P_1-2019-10-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 October 2019

Diageo plc
Transaction in Own Shares
14 October 2019

Diageo plc ('Diageo') announces today that it has purchased 99,892 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 October 2019	99,892	3,230.00	3,214.00	3,223.39	LSE
14 October 2019	0	0.00	0.00	0.00	CHIX
14 October 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8325P_1-2019-10-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 October 2019

Diageo plc
Transaction in Own Shares
15 October 2019

Diageo plc ('Diageo') announces today that it has purchased 680,062 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 October 2019	442,731	3,228.50	3,156.00	3,192.61	LSE
15 October 2019	100,000	3,205.00	3,156.50	3,186.59	CHIX
15 October 2019	137,331	3,200.00	3,157.00	3,187.35	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9876P_1-2019-10-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 October 2019

Diageo plc
Transaction in Own Shares
16 October 2019

Diageo plc ('Diageo') announces today that it has purchased 667,598 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 October 2019	455,162	3,217.00	3,141.50	3,165.82	LSE
16 October 2019	76,328	3,180.00	3,147.00	3,163.67	CHIX
16 October 2019	136,108	3,185.00	3,143.00	3,162.79	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1380Q_1-2019-10-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 October 2019

Diageo plc
Transaction in Own Shares
17 October 2019

Diageo plc ('Diageo') announces today that it has purchased 325,239 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 October 2019	259,793	3,161.00	3,091.50	3,129.60	LSE
17 October 2019	30,954	3,160.00	3,092.00	3,134.31	CHIX
17 October 2019	34,492	3,158.50	3,093.00	3,131.70	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2961Q_1-2019-10-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 October 2019

Diageo plc
Transaction in Own Shares
18 October 2019

Diageo plc ('Diageo') announces today that it has purchased 578,057 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 October 2019	418,355	3,142.50	3,108.50	3,124.03	LSE
18 October 2019	48,173	3,140.00	3,108.50	3,125.76	CHIX
18 October 2019	111,529	3,135.00	3,108.50	3,123.17	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4479Q_1-2019-10-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 October 2019

Diageo plc
Transaction in Own Shares
21 October 2019

Diageo plc ('Diageo') announces today that it has purchased 396,722 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 October 2019	290,008	3,109.00	3,060.50	3,091.86	LSE
21 October 2019	20,148	3,085.00	3,064.50	3,077.69	CHIX
21 October 2019	86,566	3,108.50	3,064.50	3,088.49	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6132Q_1-2019-10-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 October 2019

Diageo plc
Transaction in Own Shares
22 October 2019

Diageo plc ('Diageo') announces today that it has purchased 143,316 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 October 2019	127,792	3,114.50	3,082.00	3,104.39	LSE
22 October 2019	5,112	3,090.00	3,083.50	3,086.49	CHIX
22 October 2019	10,412	3,091.50	3,082.00	3,086.07	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7685Q_1-2019-10-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 October 2019

Diageo plc
Transaction in Own Shares
23 October 2019

Diageo plc ('Diageo') announces today that it has purchased 284,368 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 October 2019	183,079	3,133.00	3,091.50	3,115.93	LSE
23 October 2019	38,473	3,120.00	3,095.00	3,113.37	CHIX
23 October 2019	62,816	3,110.00	3,094.00	3,103.80	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9253Q_1-2019-10-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 October 2019

Diageo plc
Transaction in Own Shares
24 October 2019

Diageo plc ('Diageo') announces today that it has purchased 201,490 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 October 2019	139,012	3,140.00	3,099.00	3,124.07	LSE
24 October 2019	31,802	3,133.00	3,099.00	3,120.53	CHIX
24 October 2019	30,676	3,130.00	3,100.00	3,119.56	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0817R_1-2019-10-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 October 2019

Diageo plc
Transaction in Own Shares
25 October 2019

Diageo plc ('Diageo') announces today that it has purchased 575,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 October 2019	425,000	3,147.50	3,115.50	3,128.02	LSE
25 October 2019	50,000	3,140.00	3,120.00	3,129.12	CHIX
25 October 2019	100,000	3,145.00	3,119.50	3,128.97	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2330R_1-2019-10-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 October 2019

Diageo plc
Transaction in Own Shares
28 October 2019

Diageo plc ('Diageo') announces today that it has purchased 342,593 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 31st July 2019, as announced on 1st August 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 October 2019	342,593	3,117.00	3,083.50	3,102.03	LSE
28 October 2019	0	0.00	0.00	0.00	CHIX
28 October 2019	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3828R_1-2019-10-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2019

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary